Exhibit 4.Z

Battle Mountain Gold (USA) Inc.
20th Floor, 250 Howe Street
Vancouver, British Columbia V6C 3R8

March 23, 2015

Nevada Royalty Corp.
11521 North Warren Street
Hayden, Idaho
USA 83835

Attention:	William M. Sheriff
email: wms@goldenpredator.com

THIRD LETTER OF AMENDMENT

Dear Bill,

Reference is made to the option agreement by and among Battle Mountain Gold Inc. (“BMG”), Battle Mountain Gold (USA) Inc. (“BMG USA”) and Nevada Royalty Corp. (“NRC”, formerly Great American Minerals Inc.) dated March 13, 2013 (the “Option Agreement”) and the first amendment letter dated October 23, 2013 (the “First Amendment”) and the second amendment letter dated March 10, 2014 (the “Second Amendment”). The parties hereby confirm that a TLTO as referenced in the Option Agreement has occurred. This Third Letter of Amendment will confirm our agreement to further amend Section 3.2(d) of the Option Agreement from reading “18 months” as provide for in the First Amendment from reading “30 months” in the Second Amendment to now reading “48 months”. For further clarity the date reference in Section 3.2(d) is now April 13, 2017. In consideration of this Third Amendment and further extension of the due date, it is mutually agreed that the due date in Section 3.2(d) will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in BMG or BMG USA having raised an aggregate total of more than $10 million dollars. For further clarity, if no such aggregate financing or financings is complete the date shall remain April 13, 2017.

As consideration for the grant of this extension BMG agrees to issue 1,000,000 of its common shares to NRC on the following basis:

(a)	500,000 shares on or before March 31, 2015; and

(b)	500,000 shares on or before October 31, 2015 at a deemed price of $0.10 per share which shall be a credit to the $1,600,000 payment due on or before April 13, 2017.

It is agreed that the price at which shares due are to be issued for the payment of $1,600,000 less the deemed value for the October 31, 2015 Shares of $50,000 shall be determined by the 20 day volume weighted average price less 15% (defined for this letter’s purposes as “VWAP”) for the period immediately prior to issuing such shares provided that the number of shares to be issued, should the balance of the cash payment to NRC not be made, will be issued at the lesser of the VWAP or $0.35 cents per share notwithstanding that the market price at the time of issuance may exceed $0.35 cents.

We also confirm that the Option Agreement remains in effect save as amended by this Third Letter Agreement and the provisions of the First Amendment and the Second Amendment, as applicable.

E-677

Please acknowledge your acceptance and agreement to the above terms and conditions by signing a copy of this letter agreement in the space provided below and returning it to the undersigned. Such signed copy may be delivered by facsimile or any other means of electronic transmission, and each of which so signed will be deemed to be an original and notwithstanding the date of execution will be deemed to bear the date set out above.

BATTLE MOUNTAIN GOLD (USA) INC.	BATTLE MOUNTAIN GOLD INC.

Signed “Chet Idziszek”	Signed “Chet Idziszek”
Director
Director
ACCEPTED ON BEHALF OF:

NEVADA ROYALTY CORP.

Signed “William Sheriff”
William M. Sheriff, Director

E-678